Finisar Corporation
1389 Moffett Park Drive
Sunnyvale, CA 94089
November 5, 2008
U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549
Attn: Mr. Gabriel Eckstein
Re:	Finisar Corporation (the “Company”) Registration Statement on Form S-1 (File No. 333-148150) Filed on December 19, 2007 Application for Withdrawal of Registration Statement
Dear Mr. Eckstein:
     Pursuant to Rule 477 of the Securities Act of 1933, as amended, the Company hereby requests withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-148150) (the “Registration Statement”). The Registration Statement was filed to register the Company’s 2 1/2% convertible senior subordinated notes due 2010 (the “Notes”) issued in October 2006 and shares of the Company’s common stock issuable upon the conversion of the Notes. The Company’s obligation to maintain a registration statement covering the Notes and the underlying common stock issuable upon conversion of the Notes lapsed on October 12, 2008. Accordingly, the registration of the Notes and the underlying shares of common stock is no longer needed. No securities were issued pursuant to the registration statement.
     Should you have any questions concerning the foregoing, please contact the undersigned at (408) 542-4102 or Joe C. Sorenson of DLA Piper LLP (US), the Company’s legal counsel at (703) 773-4130.

Very truly yours,
/s/ Stephen K. Workman
Stephen K. Workman
Chief Financial Officer and Secretary